Via EDGAR, U.S. Mail and Facsimile to (703) 813-6984

May 7, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Ms. Linda van Doorn
Senior Assistant Chief Accountant
Mail Stop 3010

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the year ended December 31, 2009 (“Form 10-K”)

Dear Ms. van Doorn:

We are in receipt of the letter, dated April 26, 2010, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filing.  For your convenience, we have included the Staff’s comments below, followed by our responses.

Form 10-Q for the quarter ended March 31, 2010

1.	Revise your accounting policy disclosure to discuss the circumstances where your repurchase agreements may be accounted for as sales – including repos to maturity.

Response:

We have revised our accounting policy disclosure in our Form 10-Q for the quarter ended March 31, 2010 to describe the circumstances where repurchase agreements may be recognized as sales of the underlying securities.

2.	Disclose the amounts of these transactions that are accounted for as a sale in the discussion of Off-Balance Sheet Arrangements, Contractual Obligations disclosure or other section as appropriate.

Response:

We have disclosed the amount of repurchase agreements recognized as sales in our disclosure of off-balance sheet arrangements in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-Q for the quarter ended March 31, 2010.

*  *  *

The Company hereby acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:      David A. Viniar, Chief Financial Officer (Principal Financial Officer)
    (The Goldman Sachs Group, Inc.)

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